May 23, 2007

VIA EDGAR

Mr. Brion Thompson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ING Equity Trust (the “Registrant”) – ING SmallCap Value Choice Fund (the “Fund”) (File No. 811-08817)

Dear Mr. Thompson:

This letter is a follow-up to our discussions in connection with your review of the Combined Proxy Statement/Information Statement filed on behalf of the Fund, a series of the Registrant, on April 13, 2007.  Per our discussions regarding the Interim Agreement, we have revised the disclosure in the Proxy Statement.  The relevant revised pages of the Proxy Statement are attached as Exhibit A.

If you have any questions, please do not hesitate to contact Jeffrey S. Puretz on 202-261-3358 or me on 202-261-3459.

Best regards,

/s/ Reza Pishva

Attachment

cc:	Huey P. Falgout, Jr.
Paul A. Caldarelli
ING Investments, LLC

Jeffrey S. Puretz
Dechert LLP

EXHIBIT A

We have revised the disclosure on page 7 of the Proxy Statement as follows:

Why appoint additional sub-advisers?

As mentioned above, NWQ has sub-advised the Fund since February 2005.  In January 2007, NWQ informed Management that it had reached a limit on the amount of assets that it desires to manage in the small-capitalization value style for the Fund.  Due to NWQ’s capacity constraints, Management and the Board needed to determine an appropriate course of action or would have been forced to close the Fund to new investors at an asset level of just over $80 million.

Management recommended, and the Board agreed, that the prudent decision for shareholders is to avoid closing the Fund to new investors, and to add additional sub-advisers to two new investment “sleeves” of the Fund to increase capacity for additional inflows.  Adding sub-advisers will not only provide the Fund with additional new capacity, but will allow the Fund to remain open beyond the point of NWQ’s capacity limit and will reduce the possibility of facing capacity issues in the future. The additional sub-advisers operate independently from NWQ, in separate sleeves of the Fund. Shareholders participate in the entire Fund — all of its sleeves — and participate in the performance obtained by multiple sub-advisers that use a small-capitalization value style.  ING Investments will continue to retain overall management and oversight responsibility for the Fund, and the three sleeves will be viewed on a combined basis for compliance and performance purposes.

We have revised the disclosure on page 13 of the Proxy Statement as follows:

What are the changes to the Fund’s fee structure due to the addition of ING IM as a sub-adviser?

The advisory fees payable to ING Investments by the Fund are shown in the table below.  On March 2, 2007, the Board approved a modification to the advisory fee for the Fund, which was effective on March 29, 2007.  Prior to the addition of KAR and ING IM as sub-advisers, the Fund paid ING Investments an advisory fee of an annual rate of 1.00% of the Fund’s average daily net assets.  The advisory fee payable to ING Investments on the assets of the Fund managed by ING IM is lower than the fee payable to ING Investments on the assets of the Fund managed by NWQ and KAR.  Therefore, the overall advisory fee should fall below an annual rate of 1.00% as assets are allocated to ING IM.

The sub-advisory fees payable by ING Investments to NWQ, KAR and ING IM under their respective sub-advisory agreements are shown in the table below.  The sub-advisory fee payable by ING Investments to ING IM under the ING IM Sub-Advisory Agreement is lower than the respective sub-advisory fees payable by ING Investments to NWQ and KAR.

	NWQ Investment Sleeve	KAR Investment Sleeve	ING IM Investment Sleeve
Advisory Fee	1.00% on all assets	1.00% on all assets	0.75% on all assets

Sub-advisory Fee	0.50% on first $150M 0.60% thereafter	0.60% on first $100M 0.50% thereafter	0.3375% on all assets

As discussed earlier, on March 29, 2007, ING IM became a sub-adviser to the Fund pursuant to the Interim Agreement.  The sub-advisory fees payable to ING IM under the Interim Agreement are the same as those shown above for the ING IM Sub-Advisory Agreement.  Notwithstanding these terms, ING IM has agreed to limit its sub-advisory fees to the costs it incurs to render services to the Fund, not to exceed the fee specified in the Interim Agreement, pending shareholder approval of the ING IM Sub-Advisory Agreement.  Shareholder approval of the ING IM Sub-Advisory Agreement will also denote the approval of payment to ING IM for its services to the Fund under the Interim Agreement.  Any sub-advisory fee payable by ING Investments to ING IM will be held in escrow pending shareholder approval of the ING IM Sub-Advisory Agreement.  In the event that the fees payable to ING IM during this period are less than the fee specified in the Interim Agreement, the difference shall be retained by the Fund.